March 2, 2006

Ms. Michele Gohlke

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	ResMed Inc.
File No. 001-15317
Form 10-Q for the Quarter Ended September 30, 2005
and December 31, 2005
Form 10-K for the Fiscal Year Ended June 30, 2005

Dear Ms. Gohlke:

ResMed Inc. has the following responses to the Staff’s comments in the letter of February 16, 2006 (the “Comment Letter”). For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Form 10-K for the Fiscal Year Ended June 30, 2005

Note 18. Business Acquisitions, page F-25

1. Please tell us and revise your note to clearly explain what you mean by proprietary know-how and how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141. Within your discussion, please explain the products that were feasible at the date of acquisition.

Proprietary know-how represents the proprietary technology of Saime relating to its current product range that was technologically feasible at the date of acquisition as outlined in FAS 86. Specifically, this technology related to the design and architecture of the hardware and algorithms that formed part of Saime’s ventilation products and which is predominantly protected by unique patent rights. This technology is separable from goodwill as it is capable of being sold, transferred or licensed. The portfolio of products, which were considered to have proprietary technology at the date of acquisition, included:

(i)	Elisee Series: Combines all conventional ventilation modes, diagnostic and monitoring functions; and

(ii)	VS Series (including Serena, Ultra and Integra): A new generation of ventilators using new blower technology.

Please see the revised wording set forth below, which we will include in our future filings.

Ms. Michele Gohlke

March 2, 2006

“In fiscal year 2005, as part of the acquisition of Saime, we recognized an intangible asset with respect to developed/core product technology. This represents proprietary know-how predominantly associated with the following portfolio of products that were technologically feasible at the date of acquisition:

(i)	Elisee Series: Combines all conventional ventilation modes, diagnostic and monitoring functions; and

(iii)	VS Series (including Serena, Ultra and Integra): A new generation of ventilators using new blower technology.

Both of these series of products continue to generate revenue which is consistent with the original expectations. Although no assurance can be given that the underlying assumptions used to value the acquired developed/core product technology will transpire as estimated, we remain confident in the assumptions used and, as a result, the net return of the Saime acquisition.”

Form 10-Q for the Quarter Ended September 30, 2005 and December 31, 2005

Note 2. Summary of Significant Accounting Policies, page 6

-(R) Stock-Based Employee Compensation, page 14

2. Please revise your future filings to remove the 2005 interim reporting period pro forma net income and related per share data disclosures and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior period during which awards were accounted for under the intrinsic value method pursuant to APB 25.

We will delete the pro forma data disclosures for the 2005 interim reporting periods from our future filings.

Once you have had time to review our responses to your comments and the corresponding changes, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (858) 746-2568.

Very truly yours,

RESMED INC.

/s/ David Pendarvis
David Pendarvis
Sr. Vice President and General Counsel